UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TELTRONICS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share (Upon conversion of Series C Preferred Stock)
(Title of Class of Securities)

879698306
(CUSIP Number)

Hal K. Gillespie, Esq. IHL Investments, LLC 3402 Oak Grove, Suite 220 Dallas, Texas 75204 (214) 720-2009
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.12d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879698306

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IHL Investments, LLC 20-8753105
2.	Check the appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,454,545
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,454,545
10. Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,454,545
12.	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 16.82%
14.	Type of Reporting Person OO

CUSIP No. 879698306

This Statement on Schedule 13D is filed by IHL Investments, LLC with respect to the common stock, $.001 par value, of Teltronics, Inc., a Delaware corporation.

The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto, and incorporated herein by reference.

Item 1.     Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the “Common Stock”) of Teltronics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2150 Whitfield Industrial Way, Sarasota, Florida 34243.

Item 2.     Identity and Background.

(a)	This statement is filed by IHL Investments, LLC, a Delaware limited liability company (“IHL”).
(b)	The address of IHL’s principal office is 3402 Oak Grove, Dallas, Texas 75204.
(c)	The principal business of IHL is investments.
(d)	IHL has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.     Source and Amount of Funds or Other Consideration

IHL borrowed the funds to finance the purchase price of $1,700,000 from Chartres, Limited Partnership, a limited partnership (“Chartres”), which is a party indirectly related to the Issuer, to acquire 40,000 shares of the Series C Preferred Stock of the Issuer from Harris Corporation, a Delaware corporation (“Harris”).

The information set forth in Item 4 of this Schedule D is hereby incorporated by reference into this Item 3.

Item 4.     Purpose of Transaction.

    The following descriptions are qualified in their entirety by reference to the full text of the agreements and other documents attached as Exhibits and incorporated by reference in response to this Item 4.

On March 29, 2007, IHL and Harris entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) in order for IHL to purchase 40,000 shares of the Series C Preferred Stock of Issuer (the “Shares”) from Harris for a total purchase price of $1,700,000. Pursuant to the Stock Purchase Agreement, IHL paid $1,300,000 of the purchase price to Harris on March 29, 2007 and has agreed to pay the remaining $400,000 of the purchase price on December 27, 2007. On March 29, 2007, IHL executed and delivered to Harris a promissory note (the “Harris Note”) and a pledge agreement (the “Harris Pledge Agreement”). The Harris Note (a) bears no interest and is payable in its entirety on or before December 27, 2007 and (b) is subject to certain required prepayments upon IHL’s sale, transfer or other disposition of all, or substantially all, of its assets, or certain mergers, reorganizations or changes of control of IHL.

CUSIP No. 879698306

The Harris Pledge Agreement secures the repayment of the Note and sets forth certain terms and provisions governing the Note, including certain Events of Default. This description of the Stock Purchase Agreement, the Harris Note and the Harris Pledge Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 1 hereto, the Harris Note, which is filed as Exhibit 2 hereto and the Harris Pledge Agreement, which is filed as Exhibit 3 hereto, and which are incorporated by reference into this Item 4.

Item 5.     Interest in Securities of the Issuer.

IHL directly and beneficially owns 40,000 shares of the Series C Preferred Stock, which is convertible into 1,454,545 shares of Common Stock, which represents approximately 16.84% of the outstanding Common Stock of the Issuer on the date hereof. This percentage is calculated based upon 8,636,539 issued and outstanding shares of the Issuer’s Common Stock (excluding the shares owned by IHL). IHL possesses sole voting and dispositive power over the shares beneficially owned by it.

IHL has not effected other transactions in the securities of the Issuer in the last sixty days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

In connection with the execution of the Stock Purchase Agreement, Harris assigned to IHL its rights under a registration rights agreement dated March 27, 2002 by and between Harris and the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Issuer granted Harris certain rights to have its shares of Common Stock registered under the Securities Act of 1933, as amended, and under applicable state securities laws.

This summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4 hereto and which is incorporated by reference in response to this Item 6.

Except as described in Item 4 hereof or in this Item 6, IHL has no other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, dated as of March 29, 2007, between IHL and Harris.
Exhibit 2	Promissory Note, dated as of March 29, 2007, between IHL and Harris.
Exhibit 3	Pledge Agreement, dated as of March 29, 2007, between IHL and Harris.
Exhibit 4	Registration Rights Agreement, dated as of March 27, 2002, between Harris and the Issuer

CUSIP No. 879698306

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2007

IHL INVESTMENTS, LLC
/s/ L. Balikowsky
Name: L. Balikowsky Title: Manager